# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STURM RUGER & CO INC, CIK 0000095029
CUSIP: 864159108
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 1 LACEY PLACE, SOUTHPORT, Connecticut (CT), 06490
Date of event which requires filing of this statement: 03/31/2026
Amends the filing with accession number 0001213900-26-020593
Filed by CIK 0002086731
Persons authorized to receive notices and communications: Robert Eckert, Beretta Holding S.A., 9 rue Sainte Zithe, Luxembourg, Luxembourg (N4), L-2763, 352 691 325 028

## Reporting persons
- Beretta Holding S.A. (CIK 0002086731): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,587,000; shared voting power 0; sole dispositive power 1,587,000; shared dispositive power 0; aggregate amount beneficially owned 1,587,000 (9.95% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value per share
Name of issuer: STURM RUGER & CO INC
Address of issuer's principal executive offices: 1 LACEY PLACE, SOUTHPORT, Connecticut (CT), 06490
Comment: This Amendment No. 5 to the Schedule 13D ("Amendment No. 5") is being filed on behalf of the undersigned, Beretta Holding S.A. (the "Reporting Person"), to amend the Schedule 13D filed by the Reporting Person with the SEC on September 22, 2025, the first amendment to the Schedule 13D filed by the Reporting Person with the SEC on October 2, 2025, the second amendment to the Schedule 13D filed by the Reporting Person with the SEC on December 1, 2025, the third amendment to the Schedule 13D filed by the Reporting Person with the SEC on February 26, 2026, and the fourth amendment to the Schedule 13D filed by the Reporting Persons on March 25, 2026 (collectively, as amended, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 5, the information previously reported in the Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 28, 2026, the Issuer sent a letter to the Reporting Person (the "March 28 Letter") in which the Issuer rejected the Reporting Person's request for an exemption under the Issuer's "poison pill" rights plan that would be required in order for the Reporting Person to consummate its proposed all-cash premium tender offer for up to 20.05% of the Issuer's outstanding shares of common stock not already owned by the Reporting Person, at a purchase price of $44.80 per share. The $44.80 per share offer price represents a significant premium of approximately 20% to the volume-weighted average price of the Issuer's shares over the 60 trading days ending on March 24, 2026. In the March 28 Letter, the Issuer instead proposed an in-person meeting with the Reporting Person.

On March 31, 2026, the Reporting Person's counsel at Olshan Frome Wolosky LLP sent a letter to the Issuer's counsel at White & Case LLP (the "March 31 Letter") in which, among other things, it expressed the Reporting Person's deep dismay that the Issuer's Board of Directors (the "Board") chose to reject the Reporting Person's request for a waiver to the poison pill, and therefore obstruct the Reporting Person from proceeding with its cash tender offer to the Issuer's shareholders at a premium. In the March 31 Letter, the Reporting Person's counsel expressed significant concerns and skepticism regarding the sincerity of the Board's purported "willingness to engage." The March 31 Letter also provided that the Reporting Person is actively assessing all litigation options against the Board and its members.

The March 31 Letter indicated that an in-person meeting has been arranged between the Reporting Person and the Issuer for April 9, 2026.

The foregoing description of the March 31 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the March 31 Letter, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1 - Letter to the Issuer's Counsel, dated March 31, 2026

## Signatures
- Beretta Holding S.A.: /s/ Robert Eckert, Robert Eckert, General Manager of Beretta Holding S.A. (03/31/2026)